SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 27, 2006 Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

Shaw Communications Inc. announces fourth quarter and full year results and increases dividend 67% to yield 3%
Calgary, Alberta (October 26, 2006) — Shaw Communications Inc. announced net income of $210.4 million or $0.97 per share for the fourth quarter ended August 31, 2006 compared to net income of $70.0 million or $0.31 per share for the same quarter last year. Net income for the year was $458.3 million or $2.11 per share, up from $153.2 million or $0.67 per share last year.
Net income in the current and comparable three and twelve month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included tax recoveries in the first, third and fourth quarters of 2006 primarily related to reductions in enacted income tax rates, a gain on the sale of a portfolio investment in the third quarter of 2006, a gain on the settlement of the Motorola investment forward sale in the fourth quarter of 2005, as well as amounts in the comparable periods related to the retroactive adoption of a Canadian accounting standard. Excluding these non-operating items, net income for the three and twelve month periods ended August 31, 2006 would have been $59.6 million and $211.7 million compared to net income of $32.9 million and $106.8 million in the comparable periods.1
Customer growth continued with gains recorded across all products. Digital Phone lines increased in the quarter by 43,744 for a total of 212,707 as at August 31, 2006. Internet and Digital subscribers increased by 25,907 and 9,630, respectively. Internet customers now exceed 1.3 million and Shaw’s Internet penetration has increased to almost 60% of Basic customers. Basic cable and DTH added 2,766 and 3,221 subscribers respectively in the final quarter.
“We are pleased with the customer response to our Digital Phone product. We have added over 210,000 digital phone lines in just 18 months since our initial launch of the product. This confirms that people appreciate having a real choice and that, given a chance, new entrants like Shaw can open up the market to future competition that is real and sustainable,” said Jim Shaw, CEO of Shaw Communications Inc.
“Our reputation for providing superior customer service along with new products and value enhancements to existing products are driving solid customer growth and improved financial performance throughout our business,” added Mr. Shaw.
Consolidated service revenue of $631.9 million and $2.5 billion for the three and twelve month periods, respectively, increased 12.2% and 11.3% over the prior year. Total service operating income before amortization2 of $275.1 million and $1.08 billion improved by 9.7% and 9.8%, respectively, over the comparable periods. Funds flow from operations3 increased to $220.6 million and $847.2 million for the quarter and year compared to $191.5 million and $728.5 million for the same periods last year.

Free cash flow2 for the quarter and year was $54.9 million and $265.4 million, respectively, compared to $81.7 million and $277.3 million for the same periods last year. Free cash flow was marginally lower in the current year despite increased capital spending of $120.6 million during this same period.
“Through the efforts of our 8,200 employees and our strong management team we have delivered financial results for the year which exceed our preliminary and subsequent guidance,” said Jim Shaw.
Cable division service revenue increased 14.2% for the quarter to $467.3 million and 13.2% on an annual basis to $1.81 billion primarily as a result of customer growth and rate increases. Service operating income before amortization for the three and twelve month periods increased 8.0% and 7.5% to $216.8 million and $857.5 million, respectively.
Satellite division service revenue increased 7.0% for the quarter to $164.6 million and 6.4% on an annual basis to $650.7 million primarily due to rate increases and customer growth in DTH. Service operating income before amortization for the quarter increased by 16.5% to $58.3 million and by 19.5% to $220.5 million on an annual basis. The improvement was largely due to growth in DTH revenues while the annual period also benefited from reduced costs.
The Company announced preliminary guidance for fiscal 2007 based on continued growth. “The preliminary view is for service operating income before amortization to range from $1.17 to $1.20 billion. As previously announced, the preliminary view calls for fiscal 2007 capital investment to range from $600 — $630 million and, accordingly, the Company expects free cash flow to range from $300 — $320 million. Capital will be used to continue the roll-out of Digital Phone and fund ongoing upgrades to support growth and the delivery of new services to customers.”
Mr. Shaw continued, “With the Company’s strong performance over the last year and prospects for continued growth in fiscal 2007, our Board approved a 67% increase in the annual equivalent dividend rate from $0.60 per Class B Non-Voting Share to $1.00 per Class B Non-Voting Share. At the current share price of approximately $34.00, this represents a yield of approximately 3% which makes us a leader among North American cable companies. Our shareholders now benefit from both a higher monthly return of capital in addition to the potential for further share price appreciation as we continue to grow. We plan to use the balance of our free cash flow on an annual basis in fiscal 2007 to repurchase shares or to reduce debt. We previously indicated that at least 25% of free cash flow would be used for debt reduction, but in light of the growth in service operating income before amortization, we expect, even in the absence of debt reduction, that our credit metrics will continue to improve. Based on achieving the mid-point of our fiscal 2007 guidance for service operating income before amortization and assuming that debt remains constant, our ratio of net debt to service operating income before amortization will decline from 3.2 times at the end of fiscal 2006 to 2.9 times at the end of fiscal 2007. This is consistent with our focus to ensure that credit metrics continue to improve over time.”
In closing, Mr. Shaw summarized: “For the coming year we plan to focus on deployment of Digital Phone and enhancements to service offerings through new products, bundled offers, and the delivery of superior customer service. We believe the combination of value, products and service has been and will continue to be a successful strategy for both customers and shareholders.”

During the quarter Shaw repurchased 2,759,900 of its Class B Non-Voting Shares for cancellation, pursuant to the normal course issuer bid for $88.7 million ($32.13 per share) bringing the annual total to $146.6 million ($28.64 per share) on the repurchase of 5,119,900 shares. For the year, share repurchases represent approximately 2.5% of the Class B Non-Voting Shares outstanding at August 31, 2005.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:
Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See reconciliation of Net Income in Consolidated Overview in MD&A

2	See definitions under Key Performance Drivers in MD&A.

3	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2006
October 25, 2006
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2005 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
This report includes various schedules and reconciliations. Figures for 2005 reporting periods may have been restated. Details of the restatement are included in the section “Adoption of recent Canadian accounting pronouncements” included in this report.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2006
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn except per share amounts)
Operations:
Service revenue	631,888	562,958	12.2	2,459,284	2,209,810	11.3
Service operating income before amortization (1)	275,127	250,759	9.7	1,077,917	981,993	9.8
Funds flow from operations (2)	220,617	191,507	15.2	847,197	728,524	16.3
Net income	210,369	69,959	200.7	458,250	153,221	199.1
Per share data:
Earnings per share — basic and diluted	$0.97	$0.31		$2.11	$0.67
Weighted average participating shares outstanding during period (000’s)	216,397	222,263		217,666	228,210

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2006	2006	2005	2006	2005

Subscriber statistics:
Basic cable customers	2,186,091	2,766	3,733	41,281	20,473
Digital customers	669,787	9,630	11,167	71,253	57,949
Internet customers (including pending installs)	1,306,991	25,907	39,804	138,581	147,125
DTH customers	869,208	3,221	8,760	25,546	16,759
Digital phone lines (including pending installs)	212,707	43,744	34,113	156,144	56,563

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	During the quarter the Company added 43,744 Digital Phone lines and at August 31, 2006, the number of Digital Phone lines, including pending installations, was 212,707. The expansion of Shaw’s Digital Phone footprint continued with the roll-outs during the quarter in Strathmore, Alberta as well as Saanich Peninsula and Burnaby, both in British Columbia. Most recently, the service was launched in New Westminster, British Columbia as well as Lethbridge and Medicine Hat in Alberta.
•	Internet penetration of basic stands at almost 60%, up from 54.5% at August 31, 2005. Shaw has over 1.3 million Internet customers adding almost 26,000 in the quarter. Digital subscribers were up almost 10,000 in the quarter and Basic cable and DTH each posted modest increases.
•	On July 17, 2006 the Company redeemed the Cdn. $150.0 million 8.875% Canadian Originated Preferred Securities. During the quarter the Company also amended the existing credit facility to extend the maturity date and implement new pricing terms. The facility provides $1.0 billion of committed credit through May, 2011.
•	In the fourth quarter, the Company increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.06 per share to an equivalent annual dividend rate of $0.595 per Class A Participating Share and $0.60 per Class B Non-Voting Participating Share, payable in monthly installments commencing September 29, 2006. The Company announced a 67% increase in the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares of $0.40 per share to an equivalent annual dividend rate of $0.995 per Class A Participating Share and $1.00 per Class B Non-Voting Participating Share, payable in monthly installments commencing December 29, 2006. The total cash dividends paid per Class B Non-Voting Participating Share has increased each fiscal year as follows:

	Total Annual	Annual
	Dividend	% Increase
2003	$0.05	—
2004	$0.16	220%
2005	$0.31	94%
2006	$0.48	55%
2007 (1)	$0.90	88%

(1)	Expected cash dividend payment for fiscal 2007 is $0.90 based on the assumption that the Company’s Board of Directors will continue to approve monthly dividends in future periods consistent with those currently approved.
•	Shaw announced the acquisition of several cable systems that complement existing operations including Pemberton Cable, Saltspring Cablevision, Whistler Cable Television Ltd and Grand Forks, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario.
•	The Company has completed its internal control review in line with the requirements of Sarbanes Oxley section 404 and will be reporting no control weaknesses.

Shaw Communications Inc.
Consolidated Overview
Consolidated service revenue of $631.9 million and $2.5 billion for the three and twelve month periods, respectively, improved by 12.2% and 11.3% over the same periods last year. The growth in both periods was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the quarter and year increased by 9.7% and 9.8%, respectively, over the comparable periods to $275.1 million and $1.1 billion. The improvement over the comparative periods was primarily due to overall revenue growth while the annual period also benefited from reduced costs in the satellite division. These improvements were partially offset by increased costs in the cable division, including expenditures incurred to support continued growth, deliver quality customer service and to launch Digital Phone in new markets.
Net income was $210.4 million and $458.3 million for the three and twelve months ended August 31, 2006, respectively, compared to $70.0 million and $153.2 million for the same periods last year. A number of significant non-operating items affected net income in each of the periods: During the first, third and fourth quarters of fiscal 2006, the Company recorded future tax recoveries primarily related to a reduction in corporate income tax rates which contributed $31.4 million, $23.4 million and $150.0 million, respectively, to net income. Also, during the third quarter of fiscal 2006 the Company reported a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis. Effective September 1, 2005 the Company retroactively adopted the amended Canadian Standard, Financial Instruments — Disclosure and Presentation, which classifies the Company’s Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan as debt instead of equity and treats the entitlements thereon as interest instead of dividends. The restatement of the comparative periods resulted in an increase to previously reported net income of $3.6 million and a decrease of $7.4 million, respectively, for the three and twelve months ended August 31, 2005. The components making up the change for the three months ended August 31, 2005 included an increase in the previously reported foreign exchange gain on unhedged long term debt of $12.5 million and decreased taxes of $1.5 million, partially offset by increased interest expense of $10.4 million. The components making up the change for the year ended August 31, 2005 included an increase in interest expense of $48.5 million and debt retirement costs of $6.3 million partially offset by an increase in the foreign exchange gain on unhedged long-term debt of $34.2 million and decreased taxes of $13.4 million. Outlined below are further details on these and other operating and non-operating components of net income for each quarter and annual period. The fiscal 2006 tax recoveries, primarily related to reductions in corporate income tax rates recorded in the first, third and fourth quarters, have been reflected as non-operating.

Shaw Communications Inc.

	Year ended			Year ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	August 31, 2006	of interest	operating	August 31, 2005	of interest	operating

Operating income	579,566			440,731
Interest on long-term debt	(254,303)			(262,949)

Operating income after interest	325,263	325,263	—	177,782	177,782	—
Gain on sale of investments	50,315	—	50,315	32,163	—	32,163
Write-down of investments	(519)	—	(519)	(1,937)	—	(1,937)
Debt retirement costs	(12,248)	—	(12,248)	(6,311)	—	(6,311)
Foreign exchange gain on unhedged long-term debt	5,369	—	5,369	40,518	—	40,518
Fair value loss on foreign currency forward contracts	(360)	—	(360)	(19,342)	—	(19,342)
Other gains	6,724	—	6,724	11,016	—	11,016

Income before income taxes	374,544	325,263	49,281	233,889	177,782	56,107
Income tax (recovery) expense	(83,662)	113,537	(197,199)	80,382	71,021	9,361

Income before the following	458,206	211,726	246,480	153,507	106,761	46,746
Equity income (loss) on investees	44	—	44	(286)	—	(286)

Net income	458,250	211,726	246,524	153,221	106,761	46,460

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	August 31, 2006	of interest	operating	August 31, 2005	of interest	operating

Operating income	152,368			119,124
Interest on long-term debt	(62,721)			(62,962)

Operating income after interest	89,647	89,647	—	56,162	56,162	—
Gain on sale of investments	3,180	—	3,180	31,025	—	31,025
Write-down of investments	(145)	—	(145)	—	—	—
Debt retirement costs	(4,125)	—	(4,125)	—	—	—
Foreign exchange gain on unhedged long-term debt	9	—	9	15,445	—	15,445
Fair value loss on a foreign currency forward contract	—	—	—	(4,811)	—	(4,811)
Other gains	1,080	—	1,080	5,954	—	5,954

Income (loss) before income taxes	89,646	89,647	(1)	103,775	56,162	47,613
Income tax (recovery) expense	(120,486)	30,041	(150,527)	33,947	23,293	10,654

Income (loss) before the following	210,132	59,606	(150,526)	69,828	32,869	36,959
Equity income on investees	237	—	237	131	—	131

Net income	210,369	59,606	150,763	69,959	32,869	37,090

Shaw Communications Inc.
The changes in net income are outlined in the table below. The fluctuations in net other costs and revenue are mainly due to the gains realized on the sale of a portfolio investment in the quarter ended May 31, 2006 and on the settlement of the Motorola investment forward sale in the quarter ended August 31, 2005. The impact of the foregoing and other changes to net income are outlined as follows:

	Increase of August 31, 2006
	net income compared to:
	Three months ended		Year ended
	May 31, 2006	August 31, 2005	August 31, 2005
($millions Cdn)
Increased (decreased) service operating income before amortization	(4.4)	24.4	95.9
Decreased (increased) amortization	(3.3)	8.9	42.9
Decreased interest expense	1.0	0.2	8.6
Change in net other costs and revenue (1)	(47.5)	(47.5)	(6.4)
Decreased income taxes	138.2	154.4	164.0

	84.0	140.4	305.0

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investments, foreign exchange gain (loss) on unhedged long-term debt, fair value gain (loss) on foreign currency forward contracts, debt retirement costs, other gains and equity loss on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.97 and $2.11 for the quarter and year respectively, which represents a $0.66 and $1.44 improvement over the same periods last year. The improvement in the current quarter was due to higher net income of $140.4 million and included decreased income taxes of $154.4 million, primarily due to the tax recovery recorded in the current quarter related to reductions in corporate income tax rates, and increased service operating income before amortization of $24.4 million. Decreased net other costs and revenues of $47.5 million partially offset these increases. The comparable quarter included a gain on the settlement of the Motorola investment forward sale and foreign exchange gains on unhedged long term debt in net other costs and revenues. On an annual basis, the improvement of $305.0 million was due to decreased income taxes of $164.0 million, primarily due to the tax recoveries recorded in the current year related to reductions in corporate income tax rates partially offset by increased taxes on higher service operating income before amortization, increased service operating income before amortization of $95.9 million and decreased amortization of $42.9 million.
Net income in the current quarter increased $84.0 million over the third quarter of fiscal 2006. The improvement was due to lower income taxes of $138.2 million related to a larger tax recovery recorded in the current quarter. This improvement was partially offset by a pre-tax gain in the comparable quarter of $45.3 million on the sale of a portfolio investment reflected in net other costs and revenues.
Funds flow from operations was $220.6 million in the fourth quarter compared to $191.5 million in the comparable quarter, and on an annual basis was $847.2 million compared to $728.5 million in 2005. The growth over the quarterly and annual comparative periods was principally due to increased service operating income before amortization of $24.4 million and $95.9 million, respectively, and reduced interest expense of $0.2 million and $8.6 million, respectively.

Shaw Communications Inc.
Consolidated free cash flow for the quarter of $54.9 million decreased $26.9 million over the comparable quarter. The decrease in the quarter was due to increased capital expenditures partially offset by improved service operating income before amortization. On an annual basis consolidated free cash flow of $265.4 million was marginally lower than the $277.3 million in 2005. The Cable division generated $34.7 million and $193.4 million of free cash flow for the quarter and year, respectively, compared to $66.0 million and $228.6 million in the comparable periods. The Satellite division achieved free cash flow of $20.2 million and $72.0 million for the quarter and year compared to free cash flow of $15.7 million and $48.7 million in the same periods last year.
The Company’s preliminary guidance for fiscal 2007 is based on expected growth. The preliminary view is for service operating income before amortization to range from $1.17 to $1.20 billion. As previously announced, the preliminary view calls for fiscal 2007 capital investment to range from $600 — $630 million and, accordingly, the Company expects free cash flow to range from $300 — $320 million. Capital will be used to continue the roll-out of Digital Phone and the delivery of new services to customers. In addition, investments are also planned for continuing projects related to facilities expansion and the new customer management and billing system.
With the Company’s strong performance over the last year and prospects for continued growth in fiscal 2007, the Board has approved a 67% increase in the annual equivalent dividend rate from $0.60 per Class B Non-Voting Share to $1.00 per Class B Non-Voting Share. At the current share price of approximately $33.00, this represents a yield of approximately 3.0% which makes Shaw a leader among North American cable companies. Shaw shareholders now benefit from both a higher monthly return of capital in addition to the potential for further share price appreciation as the Company continues to grow. The Company plans to use the balance of free cash flow on an annual basis in fiscal 2007 to repurchase shares or to reduce debt. Shaw previously indicated that at least 25.0% of free cash flow would be used for debt reduction, but in light of the growth in service operating income before amortization, the Company expects, even in the absence of debt reduction, that its credit metrics will continue to improve.
During the quarter the Company increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.06 per share. The equivalent annual dividend rate was $0.595 per Class A Participating Share and $0.60 per Class B Non-Voting Participating Share, payable in monthly installments. Considering the most recent increase announced the equivalent annual dividend rate is now $0.995 per Class A Participating Share and $1.00 per Class B Non-Voting Participating Share, payable in monthly installments commencing December 29, 2006.
In early June the Company amended its existing credit facility to extend the maturity date from April, 2009 to May, 2011 and to implement new pricing terms effective May, 2007. Covenants and other material terms remain largely unchanged. On July 17, 2006 the Company redeemed all of its outstanding Cdn. $150.0 million 8.875% COPrS.
During the quarter, Shaw repurchased 2,759,900 of its Class B Non-Voting Shares for cancellation for $88.7 million ($32.13 per share). During the year ended August 31, 2006 the Company repurchased 5,119,900 of its Class B Non-Voting Shares for cancellation for $146.6 million ($28.64 per share). Repurchases, on an annual basis, of 5,119,900 Class B Non-Voting

Shaw Communications Inc.
shares represent approximately 2.5% of the Class B Non-Voting Shares outstanding at August 31, 2005.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
The Company utilizes these measurements as they are accepted financial indicators of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
	2006	2005	2006	2005
($000’s Cdn)
Cable free cash flow (1)	34,694	66,011	193,398	228,617
Combined satellite free cash flow (1)	20,158	15,731	72,047	48,702

Consolidated	54,852	81,742	265,445	277,319

(1)	The reconciliation of free flow for both cable and satellite is provided in the following segmented analysis.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn)
Service revenue (third party)	467,252	409,145	14.2	1,808,583	1,598,369	13.2

Service operating income before amortization (1)	216,802	200,710	8.0	857,466	797,583	7.5
Less:
Interest	51,955	52,531	(1.1)	210,758	220,388	(4.4)
Cash taxes on net income	(1,357)	369	(467.8)	1,761	5,410	(67.4)

Cash flow before the following:	166,204	147,810	12.4	644,947	571,785	12.8

Capital expenditures and equipment costs (net):
New housing development	18,199	18,571	(2.0)	79,230	79,656	(0.5)
Success based	18,830	15,259	23.4	87,365	60,320	44.8
Upgrades and enhancement	59,740	31,597	89.1	192,875	140,776	37.0
Replacement	8,702	8,000	8.8	38,807	30,181	28.6
Buildings/other	26,039	8,372	211.0	53,272	32,235	65.3

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	131,510	81,799	60.8	451,549	343,168	31.6

Free cash flow (1)	34,694	66,011	(47.4)	193,398	228,617	(15.4)

Operating margin	46.4%	49.1%	(2.7)	47.4%	49.9%	(2.5)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
OPERATING HIGHLIGHTS
•	During the quarter the Company added 43,744 Digital Phone lines and at August 31, 2006, the number of Digital Phone lines, including pending installations, was 212,707. The expansion of Shaw’s Digital Phone footprint continued with the service now available to almost 60% of homes passed and included roll-outs during the quarter in Strathmore, Alberta as well as Saanich Peninsula and Burnaby, both in British Columbia. Most recently, the service was launched in New Westminster, British Columbia as well as Lethbridge and Medicine Hat in Alberta.
•	Internet penetration of basic is now at almost 60%, up from 54.5% at August 31, 2005. Shaw has in excess of 1.3 million Internet customers having added almost 26,000 in the quarter. Digital subscribers were up almost 10,000 in the quarter and Basic cable posted a modest increase.
•	Shaw announced the acquisition of several cable systems that complement existing operations including Pemberton Cable, Saltspring Cablevision, Whistler Cable Television Ltd and Grand Forks, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario.
Cable service revenue improved 14.2% and 13.2% over the comparable quarter and annual periods last year to $467.3 million and $1.8 billion, respectively. The increases were primarily driven by customer growth and rate increases. Service operating income before amortization increased 8.0% and 7.5% for the comparable three and twelve month periods, respectively, to $216.8 million and $857.5 million. The investment in people and services to support ongoing

Shaw Communications Inc.
service and product enhancements, as well as increased marketing and maintenance related service costs for software and equipment contributed to this reduced pace of growth.
Service revenue improved $6.2 million or 1.3% over the third quarter of fiscal 2006 as a result of customer growth. Service operating income before amortization decreased $3.0 million over this same period mainly due to increased costs related to employee growth and maintenance.
The Shaw Digital Phone service is now available to approximately 2,000,000 homes, which represents 60% of homes passed. During the quarter, Shaw expanded its Digital Phone footprint to Strathmore, Alberta as well as Saanich Peninsula on Vancouver Island and Burnaby, British Columbia. Most recently, the service was launched in New Westminster, British Columbia and Lethbridge and Medicine Hat, both in Alberta. Shaw Digital Phone is a primary line telephone service that uses Shaw’s private managed broadband network (not the public internet), allowing Shaw to ensure a superior level of quality and reliability to its phone customers.
Capital spending for the quarter and year of $131.5 million and $451.5 million, respectively, increased $49.7 million and $108.4 million over the comparable three and twelve month periods. Shaw invested $20.6 million in the fourth quarter of 2006 on Digital Phone compared to $14.7 million in the same quarter last year. Total spending to date on Digital Phone is now $148.7 million.
Spending in the upgrade and enhancement, and replacement categories was up a combined $28.8 million and $60.7 million, respectively, over the comparable three and twelve months periods primarily due to spending to maintain a leading network on fibre, node and channel expansion projects to support digital phone and internet growth as well as headend expenditures to support Video-On-Demand (“VOD”) and digital cable improvements and purchases related to new vehicles. The annual period also included spending on office equipment to support call centre expansions. Spending in Buildings and Other was up $17.7 million and $21.0 million, respectively, over the comparable three and twelve month periods primarily due to spending on the new customer management and billing system and increased facilities projects.
Success based capital was up over the comparable three and twelve month periods $3.6 million and $27.0 million, respectively. These increases were due to Digital Phone customer growth.
The Company continued to enhance its various service offerings throughout the quarter, many at no additional charge to customers. With the Internet product, Shaw increased the speed of its premier Internet service by over 40%. The High-Speed Xtreme-I service now allows customers to download Internet files at an enhanced speed of 10Mb per second. Shaw Xtreme-I is the fastest Internet service available in Western Canada and provides customers with superior speed and performance. Xtreme-I customers received the upgraded service at no additional cost. The Company introduced a new television network as part of its traditional analog cable service, American Movie Classics (AMC), a 24 hour movie-based network that offers a comprehensive library of popular movies. Shaw is the first Canadian communications company to distribute AMC outside of the United States. Earlier this quarter, Shaw also added Encore Avenue to its traditional analog cable line-up to meet the needs of customers wanting a richer and more diverse selection of feature films. Both of these networks have been added at no additional cost to customers. This is part of the Company’s strategy to bring popular programming services to analog cable customers who represent almost 70% of total basic subscribers. Shaw has also

Shaw Communications Inc.
added value for hockey fans with the announcement that 2006/2007 regular season games for the Calgary Flames, Vancouver Canucks and Edmonton Oilers will be available on Shaw Pay Per View (“PPV”) in Western Canada. Shaw has partnered with western Canada’s NHL teams to offer a package of PPV games in digital quality, with no commercial breaks. Each PPV broadcast will feature pre-game and post-game shows, giving fans a unique behind the scenes look at their favorite team.
Shaw recently expanded its High Definition (“HD”) offering adding Discovery HD, A&E HD and CTV HD. Over 90,000 cable customers are now HD capable, having purchased a HD receiver from Shaw.
In September the company announced further enhancements at no additional cost to the customer to the High-Speed Lite Internet service, doubling the download speed from 128 Kbps to 256 Kbps, which is 10 times faster that any traditional dial-up Internet connection. The Company also added VOD content with the agreement with CBS Paramount to provide Survivor: Cook Islands on Shaw’s VOD service.
SUBSCRIBER STATISTICS

			August 31, 2006
			Three months ended		Year ended
				Change		Change
	August 31, 2006	August 31, 2005(1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,186,091	2,144,810	2,766	0.1	41,281	1.9
Penetration as % of homes passed	65.6%	66.1%
Digital terminals	853,160	739,783	17,966	2.2	113,377	15.3
Digital customers	669,787	598,534	9,630	1.5	71,253	11.9

INTERNET:
Connected and scheduled	1,306,991	1,168,410	25,907	2.0	138,581	11.9
Penetration as % of basic	59.8%	54.5%
Standalone Internet not included in basic cable	156,018	135,697	1,292	0.8	20,321	15.0

DIGITAL PHONE:
Number of lines (2)	212,707	56,563	43,744	25.9	156,144	276.1

(1)	August 31, 2005 statistics are restated for comparative purposes to adjust subscribers as if the acquisition of the Salt Spring and Pemberton cable systems in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended August 31,		Year ended August 31,
Churn (3)	2006	2005	2006	2005

Digital customers	4.2%	4.2%	14.7%	15.1%
Internet customers	4.5%	4.3%	14.9%	15.1%

(3)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
The cable division gained customers across all product lines in the quarter. Basic cable increased 2,766 in the quarter compared to 3,733 in the same quarter last year. On an annual basis, basic cable subscribers increased 41,281 compared to 20,473 last year. Digital customer growth for the quarter and year was 9,630 and 71,253, respectively, compared to 11,167 and 57,949 for the same periods last year. Internet customers increased by 25,907 during the fourth quarter

Shaw Communications Inc.
compared to 39,804 in the same quarter last year. On an annual basis the growth in internet customers of 138,581 compares to the gain of 147,125 last year. Shaw continues to increase its penetration of Internet to 59.8% of basic, up from 54.5% at August 31, 2005. Digital Phone lines increased 43,744 during the quarter and as at August 31, 2006 Shaw had 212,707 Digital Phone lines.
Shaw announced the acquisition of several cable systems that complement existing systems including Pemberton Cable, Saltspring Cablevision, Whistler Cable Television Ltd and Grand Forks, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario. These acquisitions provide synergies with existing operations and represent growing markets. It is anticipated that all acquisitions will be completed by the end of the first quarter of fiscal 2007. When all acquisitions are completed the basic subscriber increase will be approximately 16,000 for the total purchase price of approximately $64.0 million.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	143,652	132,968	8.0	567,807	530,729	7.0
Satellite Services	20,984	20,845	0.7	82,894	80,712	2.7

	164,636	153,813	7.0	650,701	611,441	6.4

Service operating income before amortization (1)
DTH (Star Choice)	46,338	38,458	20.5	175,401	141,687	23.8
Satellite Services	11,987	11,591	3.4	45,050	42,723	5.4

	58,325	50,049	16.5	220,451	184,410	19.5
Less:
Interest (2)	10,408	10,048	3.6	42,100	41,384	1.7
Cash taxes on net income	(68)	86	(179.1)	98	334	(70.7)

Cash flow before the following:	47,985	39,915	20.2	178,253	142,692	24.9

Capital expenditures and equipment costs (net):
Success based (3)	19,833	23,368	(15.1)	85,341	82,780	3.1
Transponders and other	7,994	816	879.7	20,865	11,210	86.1

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	27,827	24,184	15.1	106,206	93,990	13.0

Free cash flow (1)	20,158	15,731	28.1	72,047	48,702	47.9

Operating Margin	35.4%	32.5%	2.9	33.9%	30.2%	3.7

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
OPERATING HIGHLIGHTS
•	Free cash flow for the quarter and annual period was $20.2 million and $72.0 million, respectively, representing an improvement of $4.4 million and $23.3 million over the comparable periods last year.

•	Star Choice added 25,546 customers on an annual basis compared to an increase of 16,759 in the comparative period. Subscriber growth for the year was 2.9%.
Service revenue improved 7.0% over the same quarter last year and 6.4% for the year primarily as a result of rate increases and customer growth. Service operating income before amortization increased 16.5% and 19.5% for the comparable three and twelve month periods, respectively, to $58.3 million and $220.5 million. The improvement in both periods was primarily due to the growth in service revenue, lower bad debt, and the recovery of provisions related to certain contractual matters while the annual period also benefited from reduced marketing and distribution related expenses.
Service revenue decreased 0.6% over the third quarter of this year due to increased promotional programming credits offered in the fourth quarter. Service operating income before amortization decreased 2.4% over this same quarter primarily due to decreased revenues and increased costs for marketing activities.
Capital spending for the quarter and year of $27.8 million and $106.2 million, respectively, increased $3.6 million and $12.2 million over the comparable three and twelve month periods. Spending in Transponders and Other was up $7.2 million and $9.7 million, respectively, over the comparable three and twelve month periods. The increase was primarily due to spending in the current quarter on facilities projects and uplink equipment to add additional transponder capacity, while the annual amount also included the cost of a license for the Satellite Services business. Quarterly success based capital expenditures of $19.8 million decreased $3.5 million over the comparable period last year. The decrease was mainly due to reduced activations of new customers in the quarter. The current annual amount of $85.3 million increased $2.6 million over the comparable period primarily due to increased shipment volumes to retailers and dealers.
On September 1, 2006, Star Choice continued with its strategy of enhancing the customer offering and focusing on great customer service by announcing the addition of AMC to its growing channel line up. Star Choice has launched more than 25 channels in the past 24 months.
Similar to the Cable division, Star Choice also recently expanded its HD offerings adding Discovery HD, A&E HD and SRC HD. SRC HD is the first French HD channel to join the lineup.

Shaw Communications Inc.
CUSTOMER STATISTICS

			August 31, 2006
			Three months ended		Year ended
	August 31, 2006	August 31, 2005	Growth	%	Growth	%

Star Choice customers (1)	869,208	844,662	3,221	0.4	25,546	2.9

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended August 31,		Year ended August 31,
Churn (2)	2006	2005	2006	2005

Star Choice customers	3.0%	3.6%	11.5%	14.6%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn)
Amortization revenue (expense) -
Deferred IRU revenue	3,137	3,134	0.1	12,546	12,999	(3.5)
Deferred equipment revenue	21,714	18,308	18.6	80,256	71,677	12.0
Deferred equipment cost	(49,609)	(49,870)	(0.1)	(200,218)	(210,477)	(4.9)
Deferred charges	(1,242)	(1,558)	(20.3)	(5,328)	(6,595)	(19.2)
Property, plant and equipment	(96,759)	(101,649)	(4.8)	(385,607)	(408,866)	(5.7)

The increase in amortization of deferred equipment revenue over the comparative periods is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. Amortization of deferred equipment costs decreased over the annual period last year mainly due to decreases in the cost of modems and DTH equipment and continued strengthening of the Canadian dollar relative to the US dollar. Amortization of property, plant and equipment decreased over the comparative periods as the impact of assets becoming fully depreciated exceeded amortization on new capital purchases.
Interest

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn)
Interest	62,721	62,962	(0.4)	254,303	262,949	(3.3)

Interest expense decreased over the comparative year mainly as a result of lower average costs of borrowing.

Shaw Communications Inc.
Investment activity
In the fourth quarter of 2006, the Company disposed of its investment in two specialty channels and realized a gain of $3.2 million. In previous quarters, the Company realized gains of $45.3 million on the sale of its investment in Canadian Hydro Developers, Inc. and $1.8 million on the disposal of certain investments.
In the fourth quarter of 2005, Shaw realized a $31.0 million gain on settlement of the forward sale contract in respect of its investment in Motorola and, in previous quarters, realized a gain of $1.1 million on the sale of certain investments.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn)
Foreign exchange gain on unhedged long-term debt	9	15,445	(99.9)	5,369	40,518	(86.7)

In June 2006, the Company amended its existing credit facility and repaid US dollar denominated bank loans. Until that time Shaw recorded foreign exchange gains on the translation of foreign denominated unhedged bank debt. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter of 2006 to hedge the redemption of the issue. The comparative periods also include gains on the previously outstanding US $142.5 million COPrS and Zero Coupon Loan. Currently the Company does not have any foreign denominated unhedged long-term debt and therefore, does not anticipate recording any further foreign exchange gains and losses.
Under Canadian generally accepted accounting principles (“GAAP”), the Company translates long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency agreements (which fix the liability for interest and principal), long-term debt would increase by $408.7 million (August 31, 2005 — $329.8 million) which represents the corresponding hedged amounts included in deferred credits.
Fair value adjustments on a foreign currency forward contracts
The Company had a forward purchase contract which provided US funds required for the quarterly interest payments on the US dollar denominated COPrS. This forward purchase contract was not designated as a hedge. Accordingly, the carrying value of this financial instrument was adjusted to reflect the current market value, which resulted in a pre-tax loss of $0.4 million (2005 — $23.6 million). In the second quarter of 2006, in line with the redemption of the US $172.5 million COPrS, the Company paid $15.8 million to unwind and cancel the contract. The comparative year also includes a gain of $4.3 million in respect of a US forward

Shaw Communications Inc.
contract entered into to fund the principal repayment of the US $142.5 million COPrS in February 2005. The forward contract was not treated as a hedge for accounting purposes and as a result was required to be fair valued.
Debt retirement costs
The debt retirement costs arise on the write-off of the remaining deferred financing charges associated with the redemption of the US $172.5 million COPrS and $150.0 million COPrS in the second and fourth quarters of 2006, respectively and the US $142.5 million COPrS in the prior year.
Other gains
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $0.1 million (2005 — $1.5 million) for the quarter and $1.5 million (2005 — $2.5 million) for the year.
Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)
The Partnership was formed to build Shaw Tower (a mixed-use structure, with office/retail space and living/working space) in Vancouver. The Company records revenue and expenses in respect of the commercial activities of the building which have a nominal impact on net income. Residential construction of Shaw Tower was completed in the second quarter of fiscal 2006 and the Company has recorded annual gains on the sale of residential units of $1.7 million (2005 — $6.2 million). These amounts are included in “Other Gains” on the Consolidated Statements of Income and Deficit.
Income Taxes
Income taxes decreased over the comparative periods primarily due to the impact of future income tax recoveries related to reductions in corporate income tax rates partially offset by increased taxes on higher pre-tax income. In the first, third and fourth quarters, the Company recorded $31.4 million, $23.4 million and $150.0 million, respectively, of future tax recoveries primarily related to reductions in corporate income tax rates.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2005. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2005 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

Shaw Communications Inc.
FINANCIAL POSITION
Total assets at August 31, 2006 were $7.5 billion compared to $7.4 billion at August 31, 2005. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2005.
Current assets increased by $32.3 million due to increases in accounts receivable of $23.5 million and inventories of $8.8 million. Accounts receivable increased primarily due to customer growth, rate increases and higher equipment shipments while inventories were up mainly due to timing of purchases in order to ensure sufficient supply for increased activity.
Investments and other assets decreased by $18.3 million primarily due to the sale of the shares of Canadian Hydro Developers, Inc.
Property, plant and equipment increased by $60.8 million as current year capital expenditures exceeded amortization for the year.
Deferred charges increased by $10.7 million mainly due to an increase in financing costs of $10.9 million, deferred discounts totaling $8.5 million (incurred on the issuance of the $450 million and $300 million senior unsecured notes in the first quarter and third quarters respectively), partially offset by the write-off of $12.2 million of deferred financing costs upon redemption of the US $172.5 million 8.5% COPrS and $150 million 8.875% COPrS in the current year.
Broadcast licenses increased by $6.8 million due to the acquisition of Pemberton Cable and Saltspring Cablevision in British Columbia.
Current liabilities (excluding current portion of long-term debt) increased by $80.2 million due to increases in bank indebtedness of $20.4 million, accounts payable of $53.1 million and unearned revenue of $8.1 million. Accounts payable increased primarily due to higher capital expenditure accruals and increased network fees associated with subscriber growth, new services and network rate increases. Unearned revenue increased due to customer growth and rate increases.
Total long-term debt decreased by $203.2 million as a result of a net decrease in bank line borrowings and Partnership debt of $517.0 million, repayment of the US $172.5 million 8.5% COPrS for $201.9 million and the $150 million 8.875% COPrS, a decrease of $84.3 million relating to the translation of US denominated debt, partially offset by the issuance of $450 million and $300 million senior unsecured notes.
Other long-term liabilities decreased by $3.1 million due to payment of $15.8 million to unwind and cancel the foreign currency forward contract in respect of the entitlement payments on the US $172.5 million COPrS. This was partially offset by an increase in the pension liability.
Deferred credits increased by $90.2 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $78.9 million and an increase of $22.5 million in deferred equipment revenue, both of which were partially offset by amortization of prepaid IRU rental of $12.5 million. Future income taxes decreased by $83.9

Shaw Communications Inc.
million primarily due to income tax recoveries related to reductions in corporate income tax rates partially offset by the future income tax expense recorded in the current year.
Share capital decreased by $47.2 million, of which $49.6 million was due to the repurchase of 5,119,900 Class B Non-Voting Shares for cancellation for $146.6 million in the year. The balance of the cost of the shares repurchased of $97.0 million was charged to the deficit. During the year, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares and 82,799 Class B Non-Voting Shares were issued for $2.2 million under the Company’s option and warrant plans. As of October 23, 2006, share capital is as reported at August 31, 2006 with the exception of the issuance of 23,250 Class B Non-Voting Shares upon exercise of options subsequent to year end.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $265.4 million of consolidated free cash flow. Shaw used its free cash flow along with the increase in bank indebtedness of $22.1 million, proceeds on the sale of various assets of $77.5 million, cash distributions from the Partnership of $8.5 million, and net change in working capital requirements of $32.3 million to repay $118.6 million in debt, purchase $146.6 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $103.3 million, pay $21.5 million in financing costs (including debt discounts) and pay $15.8 million to terminate a foreign currency forward contract.
On May 9, 2006, Shaw issued $300 million of senior unsecured notes at a rate of 6.15% due May 9, 2016. Net proceeds (after issue and underwriting expenses) of $289.1 million were used for repayment of unsecured bank loans. The notes were issued at a discount of $5.8 million. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.
On November 16, 2005, Shaw issued $450 million of senior unsecured notes at a rate of 6.10% due November 16, 2012. Net proceeds (after issue and underwriting expenses) of $441.5 million were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans, and for working capital purposes. The notes were issued at a discount of $2.7 million.
Pursuant to an amended normal course issuer bid expiring November 7, 2005 and a renewed normal course issuer bid expiring November 16, 2006, Shaw repurchased 2,360,000 of its Class B Non-Voting Shares for cancellation in the first quarter for $58.0 million. In the fourth quarter the Company repurchased an additional 2,759,900 Class B Non-Voting Shares for cancellation for $88.6 million. Repurchases, on an annual basis, of 5,119,900 Class B Non-Voting Shares represent approximately 2.5% of the Class B Non-Voting Shares outstanding at August 31, 2005.
During the current quarter, the Company amended its existing credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving term facilities, due in fiscal 2007, were repaid early.
At August 31, 2006, Shaw had access to $759.3 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient

Shaw Communications Inc.
liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended August 31			Year ended August 31,
			Change			Change
	2006	2005	%	2006	2005	%
($000’s Cdn)
Funds flow from operations	220,617	191,507	15.2	847,197	728,524	16.3
Net decrease (increase) in non-cash working capital balances related to operations	33,414	25,595	30.5	(324)	(86)	276.7

	254,031	217,102	17.0	846,873	728,438	16.3

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is mainly due to timing of interest payments and increases in accounts receivable resulting from subscriber growth and rate increases.
Investing Activities

	Three months ended August 31,			Year ended August 31,
	2006	2005	Decrease	2006	2005	Decrease
($000’s Cdn)
Cash flow used in investing activities	(148,171)	(26,892)	(121,279)	(489,096)	(380,032)	(109,064)

The cash used in investing activities increased $121.3 million over the comparative quarter due to higher proceeds on sale of investments in the prior quarter and increased capital expenditures in the current quarter. On an annual basis, the cash outlay for investing activities was $109.1 million higher than the prior year due to increased expenditures on capital and deferred financing costs.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	150.7	1.2	(496.3)	505.6
Proceeds on $300 million senior unsecured notes	—	—	300.0	—
Proceeds on $450 million senior unsecured notes	—	—	450.0	—
Dividends	(29.2)	(22.2)	(103.3)	(70.5)
Purchase of Class B Non-Voting Shares for cancellation	(88.6)	(127.7)	(146.6)	(287.1)
Decrease in Partnership debt	(0.1)	(24.2)	(0.4)	(8.6)
Repayment of $275 million Senior Notes	—	—	—	(275.0)
Settlement of Zero Coupon Loan	—	(27.9)	—	(27.9)
Proceeds on bond forward	—	—	2.5	—
Issue of Class B Non-Voting Shares	1.9	0.2	2.3	0.2
Proceeds on prepayment of IRU	—	1.2	0.2	1.2
Cost to terminate foreign currency forward contract	—	—	(15.8)	(12.2)
Redemption of COPrS	(150.0)	—	(351.9)	(172.4)
Repayment of long-term debt acquired on business acquisition	(0.2)	—	(0.2)	—

	(115.5)	(199.4)	(359.5)	(346.7)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service
		operating			Funds flow
	Service	income before		Basic earnings	from
	revenue	amortization (1)	Net income	per share (2)	operations(3)
$000’s Cdn except per share amounts)
2006
Fourth	631,888	275,127	210,369	0.97	220,617
Third	626,654	279,544	126,410	0.58	221,099
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144
Second	549,919	244,311	5,721	0.02	176,557
First	537,050	234,024	44,705	0.19	170,316

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.96.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, foreign currency fluctuations on unhedged US denominated debt, fair value adjustments on foreign currency forward contracts and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income is in

Shaw Communications Inc.
the second quarters of both 2005 and 2006. Earnings declined by $39.0 million in the second quarter of 2005. In the first quarter of 2005, the Company recorded a net gain of $27.7 million in respect of the foreign exchange impact on unhedged long-term debt and fair value changes on a foreign currency forward contract while in the second quarter of 2005, the Company recorded a net loss of $13.6 million in respect of those same items. Net income declined by $29.9 million in the second quarter of 2006 due to the $31.4 million income tax recovery recorded in the first quarter in respect of corporate rate reductions. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2005 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that the Company was required to adopt in 2006 as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that the Company was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by the Company and the effect on the financial statements as a result of adopting the new policy.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s COPrS and the Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at August 31, 2006 and August 31, 2005 and on the Consolidated Statements of Income and Cash Flows for the three and twelve months ended August 31, 2006 and 2005 is as follows:

Shaw Communications Inc.

Increase (decrease)	August 31, 2006	August 31, 2005
($000’s Cdn)
Consolidated balance sheets:
Deferred charges	793	13,247
Long-term debt	100,000	454,775
Future income taxes	267	14,033
Equity instruments	(98,467)	(498,194)
Deficit	1,007	(42,633)

Increase (decrease) in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(16,788)	(31,318)
Decrease in gain on redemption of COPrS	40,484	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	19,944	7,364

	1,007	(42,633)

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
($000’s Cdn except per share amounts)
Consolidated statements of income:
Increase in amortization of deferred charges	(17)	(51)	(206)	(258)
Increase in interest on long-term debt	(3,828)	(10,392)	(25,341)	(48,541)
Increase in debt retirement costs	(4,125)	—	(12,248)	(6,311)
Increase in foreign exchange gain on unhedged long-term debt	—	12,522	2,881	34,258
Decrease in fair value loss on foreign currency forward contract	—	—	2,415	—
Decrease in income tax expense	2,690	1,498	12,555	13,488

Increase (decrease) in net income	(5,280)	3,577	(19,944)	(7,364)

Increase (decrease) in basic earnings per share (in $):	(0.01)	0.02	(0.01)	0.03

	Three months ended August 31,		Year ended August 31,
Increase (decrease)	2006	2005	2006	2005
($000s Cdn)
Statement of cash flows:
Operating activities	(2,592)	(13,259)	(20,724)	(41,468)
Financing activities	2,592	13,259	20,724	41,468

     Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Shaw’s business is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. In making forward-looking statements Shaw makes assumptions concerning these risks and uncertainties. Should one or more of the assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	August 31, 2006	August 31, 2005
		(Restated - note 1)
ASSETS
Current
Cash	—	1,713
Accounts receivable	138,142	114,664
Inventories	53,994	45,224
Prepaids and other	20,870	19,116

	213,006	180,717
Investments and other assets	17,978	36,229
Property, plant and equipment	2,250,056	2,189,235
Deferred charges	261,908	251,246
Intangibles
Broadcast licenses	4,691,484	4,684,647
Goodwill	88,111	88,111

	7,522,543	7,430,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	20,362	—
Accounts payable and accrued liabilities	461,119	408,033
Income taxes payable	4,918	6,263
Unearned revenue	106,497	98,420
Current portion of long-term debt [note 3]	449	51,380

	593,345	564,096
Long-term debt [note 3]	2,995,936	3,148,162
Other long-term liabilities [note 9]	37,724	40,806
Deferred credits	1,100,895	1,010,723
Future income taxes	984,938	1,068,849

	5,712,838	5,832,636

Shareholders’ equity
Share capital [note 4]	1,976,966	2,024,173
Contributed surplus	5,110	1,866
Deficit	(172,701)	(428,855)
Cumulative translation adjustment	330	365

	1,809,705	1,597,549

	7,522,543	7,430,185

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars except per share amounts]	2006	2005	2006	2005
		(Restated-note 1)		(Restated-note 1)
Service revenue [note 2]	631,888	562,958	2,459,284	2,209,810
Operating, general and administrative expenses	356,761	312,199	1,381,367	1,227,817

Service operating income before amortization [note 2]	275,127	250,759	1,077,917	981,993
Amortization:
Deferred IRU revenue	3,137	3,134	12,546	12,999
Deferred equipment revenue	21,714	18,308	80,256	71,677
Deferred equipment cost	(49,609)	(49,870)	(200,218)	(210,477)
Deferred charges	(1,242)	(1,558)	(5,328)	(6,595)
Property, plant and equipment	(96,759)	(101,649)	(385,607)	(408,866)

Operating income	152,368	119,124	579,566	440,731
Interest on long-term debt [note 2]	(62,721)	(62,962)	(254,303)	(262,949)

	89,647	56,162	325,263	177,782
Gain on sale of investments	3,180	31,025	50,315	32,163
Write-down of investments	(145)	—	(519)	(1,937)
Foreign exchange gain on unhedged long-term debt	9	15,445	5,369	40,518
Fair value loss on foreign currency forward contracts	—	(4,811)	(360)	(19,342)
Debt retirement costs	(4,125)	—	(12,248)	(6,311)
Other gains	1,080	5,954	6,724	11,016

Income before income taxes	89,646	103,775	374,544	233,889
Income tax expense (recovery)	(120,486)	33,947	(83,662)	80,382

Income before the following	210,132	69,828	458,206	153,507
Equity income (loss) on investees	237	131	44	(286)

Net income	210,369	69,959	458,250	153,221
Deficit, beginning of period, as previously reported	(291,861)	(433,788)	(471,488)	(369,194)
Adjustment for change in accounting policy [note 1]	—	37,275	42,633	36,403

Deficit, beginning of period, restated	(291,861)	(396,513)	(428,855)	(332,791)

	(81,492)	(326,554)	29,395	(179,570)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	(61,971)	(80,013)	(97,056)	(175,575)
Amortization of opening fair value loss on a foreign currency forward contract	—	(93)	(1,705)	(3,195)
Dividends -
Class A and Class B Non-Voting Shares	(29,238)	(22,195)	(103,335)	(70,515)

Deficit, end of period	(172,701)	(428,855)	(172,701)	(428,855)

Earnings per share [note 5]
Basic	0.97	0.31	2.11	0.67
Diluted	0.96	0.31	2.09	0.67

[thousands of shares]
Weighted average participating shares outstanding during period	216,397	222,263	217,666	228,210
Participating shares outstanding, end of period	214,942	219,979	214,942	219,979

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2006	2005	2006	2005
		(Restated - note 1)		(Restated - note 1)
OPERATING ACTIVITIES [note 6]
Funds flow from operations	220,617	191,507	847,197	728,524
Net decrease (increase) in non-cash working capital balances related to operations	33,414	25,595	(324)	(86)

	254,031	217,102	846,873	728,438

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(111,694)	(73,826)	(423,855)	(336,888)
Additions to equipment costs (net) [note 2]	(21,541)	(27,888)	(107,929)	(115,668)
Net reduction (addition) to inventories	(4,124)	7,279	(8,770)	(1,648)
Cable systems acquisitions	(5,829)	—	(5,829)	—
Proceeds on sale of investments and other assets	3,704	67,686	88,143	79,899
Cost to terminate IRU	—	—	—	(283)
Acquisition of investments	(6,488)	—	(9,392)	(5,265)
Additions to deferred charges	(2,199)	(143)	(21,464)	(179)

	(148,171)	(26,892)	(489,096)	(380,032)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	20,362	—	20,362	(4,317)
Increase in long-term debt	270,000	90,000	1,295,000	755,566
Long-term debt repayments	(289,781)	(140,975)	(1,414,067)	(729,592)
Cost to terminate foreign currency forward contract	—	—	(15,774)	(12,200)
Issue of Class B Non-Voting Shares, net of after-tax expenses	1,858	228	2,274	228
Proceeds on bond forward	—	—	2,486	—
Proceeds on prepayment of IRU	—	1,216	228	1,216
Purchase of Class B Non-Voting Shares for cancellation	(88,686)	(127,649)	(146,640)	(287,063)
Dividends paid on Class A and Class B Non-Voting Shares	(29,238)	(22,195)	(103,335)	(70,515)

	(115,485)	(199,375)	(359,466)	(346,677)

Effect of currency translation on cash balances and cash flows	—	(15)	(24)	(16)

Increase (decrease) in cash	(9,625)	(9,180)	(1,713)	1,713
Cash, beginning of the period	9,625	10,893	1,713	—

Cash, end of the period	—	1,713	—	1,713

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2005.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent Canadian accounting pronouncements
     Equity Instruments
In the first quarter of 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s Canadian Originated Preferred Securities (“COPrS”) and Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income. The impact on the Consolidated Balance Sheets at August 31, 2006 and August 31, 2005 and on the Consolidated Statements of Income and Deficit and Cash Flows for the three months and year ended August 31, 2006 and 2005 is as follows:

Increase (decrease)	August 31, 2006	August 31, 2005
($000’s Cdn)
Consolidated balance sheets:
Deferred charges	793	13,247
Long-term debt	100,000	454,775
Future income taxes	267	14,033
Equity instruments	(98,467)	(498,194)
Deficit	1,007	(42,633)

Increase (decrease) in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(16,788)	(31,318)
Decrease in gain on redemption of COPrS	40,484	12,803
Decrease in gain on settlement of Zero Coupon Loan	—	4,921
Decrease in net income	19,944	7,364

	1,007	(42,633)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Consolidated statements of income:
Increase in amortization of deferred charges	(17)	(51)	(206)	(258)
Increase in interest on long-term debt	(3,828)	(10,392)	(25,341)	(48,541)
Increase in debt retirement costs	(4,125)	—	(12,248)	(6,311)
Increase in foreign exchange gain on unhedged long-term debt	—	12,522	2,881	34,258
Decrease in fair value loss on foreign currency forward contract	—	—	2,415	—
Decrease in income tax expense	2,690	1,498	12,555	13,488

Increase (decrease) in net income	(5,280)	3,577	(19,944)	(7,364)

Increase (decrease) in basic earnings per share:	(0.01)	0.02	(0.01)	0.03

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
Increase (decrease)	$	$	$	$

Statement of cash flows:
Operating activities	(2,592)	(13,259)	(20,724)	(41,468)
Financing activities	2,592	13,259	20,724	41,468

Non-monetary Transactions
In the first quarter of 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s Consolidated Financial Statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); “DTH” (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Service revenue
Cable	468,014	409,840	1,811,579	1,601,126
DTH	145,058	134,070	573,100	535,333
Satellite Services	21,869	23,205	86,434	90,152

Inter segment -	634,941	567,115	2,471,113	2,226,611
Cable	(762)	(695)	(2,996)	(2,757)
DTH	(1,406)	(1,102)	(5,293)	(4,604)
Satellite Services	(885)	(2,360)	(3,540)	(9,440)

	631,888	562,958	2,459,284	2,209,810

Service operating income before amortization
Cable	216,802	200,710	857,466	797,583
DTH	46,338	38,458	175,401	141,687
Satellite Services	11,987	11,591	45,050	42,723

	275,127	250,759	1,077,917	981,993

Interest on long-term debt (1)
Cable	51,955	52,531	210,758	220,388
DTH and Satellite Services	10,408	10,048	42,100	41,384
Burrard Landing Lot 2 Holdings Partnership	358	383	1,445	1,177

	62,721	62,962	254,303	262,949

Cash taxes (1)
Cable	(1,357)	369	1,761	5,410
DTH and Satellite Services	(68)	86	98	334

	(1,425)	455	1,859	5,744

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Capital expenditures accrual basis
Cable	110,482	70,638	389,138	285,664
Corporate	20,179	7,534	43,018	27,392

Sub-total Cable including corporate	130,661	78,172	432,156	313,056
Satellite (net of equipment profit)	7,135	(77)	17,670	8,434

	137,796	78,095	449,826	321,490

Equipment costs (net of revenue received)
Cable	849	3,627	19,393	30,112
Satellite	20,692	24,261	88,536	85,556

	21,541	27,888	107,929	115,668

Capital expenditures and equipment costs (net)
Cable	131,510	81,799	451,549	343,168
Satellite	27,827	24,184	106,206	93,990

	159,337	105,983	557,755	437,158

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	111,694	73,826	423,855	336,888
Additions to equipment costs (net)	21,541	27,888	107,929	115,668

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	133,235	101,714	531,784	452,556
Increase in working capital related to capital expenditures	27,078	7,803	31,343	4,378
Less: Partnership capital expenditures (1)	—	(2,328)	(1,803)	(15,045)
Less: IRU prepayments (2)	(75)	(254)	(281)	(1,198)
Less: Satellite equipment profit (3)	(901)	(952)	(3,288)	(3,533)

Total capital expenditures and equipment costs (net) reported by segments	159,337	105,983	557,755	437,158

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2005 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	August 31, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Assets
Segment assets	5,891,103	859,941	536,044	7,287,088

Corporate assets				235,455

Total assets				7,522,543

	August 31, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,788,468	877,397	534,278	7,200,143

Corporate assets				230,042

Total assets				7,430,185

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
3. LONG-TERM DEBT

		August 31, 2006			August 31, 2005
		Translated			Translated
	Effective	at year			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate
		$	$	$	$	$	$
Corporate

Bank loans (2)	Fixed and variable	280,000	—	280,000	799,023	—	799,023
Senior notes-
Due November 16, 2012 (3)	6.11	450,000	—	450,000	—	—	—
Due May 9, 2016 (4)	6.34	300,000	—	300,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	486,332	156,288	642,620	522,324	120,296	642,620
US $225,000 due April 6, 2011	7.68	248,693	107,145	355,838	267,098	88,740	355,838
US $300,000 due December 15, 2011	7.61	331,590	145,260	476,850	356,130	120,720	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS -
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000
US $172,500 due September 30, 2097 (5)	8.50	—	—	—	204,775	—	204,775
Due September 28, 2049 (6)	8.875	—	—	—	150,000	—	150,000

		2,843,375	408,693	3,252,068	3,046,110	329,756	3,375,866

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	23,010	—	23,010	23,432	—	23,432

		153,010	—	153,010	153,432	—	153,432

Total consolidated debt		2,996,385	408,693	3,405,078	3,199,542	329,756	3,529,298
Less current portion (7)		449	—	449	51,380	—	51,380

		2,995,936	408,693	3,404,629	3,148,162	329,756	3,477,918

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $408,693 (August 31, 2005 — $329,756) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at August 31, 2006:

		Bank loans(a)	Operating
	Total	(b)	credit facilities (a)
	$	$	$

Total facilities	1,060,000	1,000,000	60,000
Amount drawn (excluding letters of credit of $302)	300,362	280,000	20,362

	759,638	720,000	39,638

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

(b)	The $1 billion revolving credit facility is due May 31, 2011 and is unsecured and ranks pari passu with the senior unsecured notes.

(3)	On November 16, 2005 the Company issued $450 million of senior notes at a rate of 6.10%. The effective interest rate on the notes is 6.11% due to the discount on issuance and a bond forward transaction entered into by the Company in September 2005 on a portion of the principal. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	On May 9, 2006 the Company issued $300 million of senior notes at a rate of 6.15%. The effective interest rate on the notes is 6.34% due to the discount on issuance. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.

(5)	On December 16, 2005, the Company redeemed its US $172,500 8.50% COPrS at an exchange rate of $1.1704 Canadian or $201,894.

(6)	On July 17, 2006, the Company redeemed its $150,000 8.875% COPrS.

(7)	Current portion of long-term debt includes the amount due within one year on the Partnership’s mortgage bonds and at August 31, 2005, also included the current portion of non-revolving term facilities. In conjunction with the amendment to the credit facility in June 2006, the remainder of the term facilities, due in fiscal 2007, were repaid early.
4. SHARE CAPITAL
Issued and outstanding

			August 31, 2006	August 31, 2005
Number of Securities			$	$
August 31, 2006	August 31, 2005
11,291,932	11,344,932	Class A Shares	2,475	2,487
203,649,904	208,634,005	Class B Non-Voting Shares	1,974,491	2,021,686

214,941,836	219,978,937		1,976,966	2,024,173

Purchase of shares for cancellation
During the three months ended August 31, 2006, the Company purchased 2,759,900 Class B Non-Voting Shares for cancellation for $88,686 of which $26,715 reduced the stated capital of the Class B Non-Voting Shares and $61,971 increased the deficit. During the year ended August 31, 2006, the Company purchased 5,119,900 Class B Non-Voting Shares for cancellation for $146,640 of which $49,584 reduced the stated capital of the Class B Non-Voting Shares and $97,056 increased the deficit.
Class A Share conversions
During the year ended August 31, 2006, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Stock option plan
In our stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 73,617 Class B Non-Voting Shares have been issued under these plans. During the three months and year ended August 31, 2006, 53,282 options were exercised for $1,700 and 54,949 options exercised for $1,750, respectively.
The changes in options for the year ended August 31, 2006 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	8,452,250	32.59
Granted	2,769,500	32.62
Forfeited	(1,608,000)	32.64
Exercised	(54,949)	31.83

Outstanding at end of period	9,558,801	32.60

The following table summarizes information about the options outstanding at August 31, 2006:

	Number	Weighted average
	outstanding at	remaining	Weighted average	Number exercisable	Weighted average
Range of prices	August 31, 2006	contractual life	exercise price	at August 31, 2006	exercise price

$17.37	10,000	7.14	17.37	5,000	17.37
$29.70 - $34.70	9,548,801	6.23	32.62	5,959,802	32.61

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Net income for the period	210,369	69,959	458,250	153,221
Pro forma net income for the period	209,903	68,516	456,380	147,449
Pro forma basic earnings per share	0.97	0.31	2.10	0.65
Pro forma diluted earnings per share	0.96	0.31	2.08	0.65

The weighted average estimated fair value at the date of the grant for common share options granted was $4.88 per option (2005 — $4.22 per option) and $2.88 per option (2005 — $4.30 per option) for the quarter and year, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Dividend yield	1.91%	1.56%	1.91%	1.47%
Risk-free interest rate	4.36%	3.28%	3.98%	3.54%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	17.9%	28.4%	20.4%	36.7%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.
Other stock options
In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.
At August 31, 2006 there were 38,836 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $13.18. The weighted average remaining contractual life of the Cancom options is 1.4 years. At August 31, 2006, 38,836 Cancom options were exercisable into 34,952 Class B Non-Voting Shares of the Company at a weighted average price of $14.64 per Class B Non-Voting Share. During the three months and year ended August 31, 2006, 13,500 options were exercised into 12,150 Class B Non-Voting Shares for $129 and 18,500 options were exercised into 16,650 Class B Non-Voting Shares for $245, respectively.
Warrants
Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
A total of 5,600 warrants remain outstanding under the plan and all are vested at August 31, 2006. During the three months and year ended August 31, 2006, 1,200 warrants were exercised for $30 and 11,200 warrants were exercised for $280, respectively. On September 1, 2006, 250 warrants were exercised and the remaining 5,350 warrants expired.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
5. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Net income	210,369	69,959	458,250	153,221

Earnings per share
Basic	0.97	0.31	2.11	0.67
Diluted	0.96	0.31	2.09	0.67

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	216,397	222,263	217,666	228,210

Diluted earnings per share is calculated by adding back the interest, net of tax, on the COPrS for 2006 (three months ended — $1,414; year ended — $5,658) and by adding to the weighted average number of Class A and Class B Non-Voting Shares outstanding during the period, the number of shares that would be issued (three months ended — 3,271,000; year ended 4,027,000) to settle the principal element of the COPrS based on opening market prices. In 2005, the COPrS impact did not result in a dilutive effect. The Class B Non-Voting Shares issuable under the terms of the Company’s stock option and warrant plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share, and are therefore, not included in the calculation of diluted earnings per share.
6. STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Net income	210,369	69,959	458,250	153,221
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,134)	(12,546)	(12,999)
Deferred equipment revenue	(21,714)	(18,308)	(80,256)	(71,677)
Deferred equipment cost	49,609	49,870	200,218	210,477
Deferred charges	1,242	1,558	5,328	6,595
Property, plant and equipment	96,759	101,649	385,607	408,866
Future income tax expense (recovery)	(119,061)	33,492	(85,521)	74,638
Write-down of investments	145	—	519	1,937
Gain on sale of investments	(3,180)	(31,025)	(50,315)	(32,163)
Foreign exchange gain on unhedged long-term debt	(9)	(15,445)	(5,369)	(40,518)
Equity loss (income) on investees	(237)	(131)	(44)	286
Fair value loss on foreign currency forward contracts	—	4,811	360	19,342
Debt retirement costs	4,125	—	12,248	6,311
Stock option expense	1,261	474	3,272	1,454
Defined benefit pension plan	3,152	2,039	12,612	8,178
Other	1,293	(4,302)	2,834	(5,424)

Funds flow from operations	220,617	191,507	847,197	728,524

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Accounts receivable	(10,717)	92	(23,561)	4,907
Prepaids and other	(4,577)	(809)	(5,741)	(2,043)
Accounts payable and accrued liabilities	49,159	23,155	22,338	(5,965)
Income taxes payable	(1,419)	(917)	(1,348)	690
Unearned revenue	968	4,074	7,988	2,325

	33,414	25,595	(324)	(86)

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Interest	28,317	47,562	245,404	287,906
Income taxes	(8)	1,375	3,203	5,091

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
7. UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended August 31,		Year ended August 31,
	2006	2005	2006	2005
	$	$	$	$

Net income using Canadian GAAP	210,369	69,959	458,250	153,221
Add (deduct) adjustments for:
Deferred charges (2)	7,253	4,990	15,362	28,371
Fair value loss on a foreign currency forward contract (7)	—	—	—	(7,700)
Foreign exchange gains (losses) on hedged long-term debt (8)	(3,667)	65,717	78,937	121,494
Reclassification of hedge gains (losses) from other comprehensive income (7)	3,667	(65,717)	(78,937)	(121,494)
Income tax effect of adjustments	(1,987)	(1,773)	(4,724)	(7,375)
Effect of future income tax rate reductions on differences	(2,808)	—	(4,266)	—

Net income using US GAAP	212,827	73,176	464,622	166,517

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	1	(21)	(35)	(79)
Unrealized gains (losses) on available-for-sale securities, net of tax (6) Unrealized holding gains (losses) arising during the period	—	14,328	—	26,923
Less: reclassification adjustment for gains included in net income	—	(20,507)	(30,045)	(21,074)

	1	(6,200)	(30,080)	5,770

Adjustment to fair value of derivatives (7)	34	(80,806)	(51,033)	(186,398)
Reclassification of derivative losses (gains) to income to offset foreign exchange gains/losses on hedged long-term debt (7)	(1,864)	54,053	66,802	99,930
Minimum liability for pension plan	4,118	(11,433)	4,118	(11,433)
Effect on future income tax rate reductions on differences	(3,204)	—	(4,933)	—

	(915)	(44,386)	(15,126)	(92,131)

Comprehensive income using US GAAP	211,912	28,790	449,496	74,386

Net income per share using US GAAP	0.98	0.33	2.13	0.73
Comprehensive income per share using US GAAP	0.99	0.13	2.07	0.33

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	August 31, 2006		August 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (6)	17,978	17,978	36,229	72,374
Deferred charges (2) (8) (9) (10)	257,908	160,053	251,246	137,590
Broadcast licenses (1) (4) (5)	4,691,484	4,666,250	4,684,647	4,659,413
Deferred credits (8) (9)	1,100,895	679,652	1,010,723	667,114
Other long-term liabilities (7) (10)	37,724	612,306	40,806	564,779
Future income taxes	984,938	933,990	1,068,849	1,004,206
Shareholders’ equity	1,809,705	1,584,225	1,597,549	1,379,083

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	August 31, 2006	August 31, 2005
	$	$

Shareholders’ equity using Canadian GAAP	1,809,705	1,597,549
Amortization of intangible assets (1)	(130,208)	(124,179)
Deferred charges (2)	(8,171)	(17,521)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	16,052	15,309
Gain on exchange of cable television systems (5)	50,063	47,745
Derivative not accounted for as a hedge (7)	—	(1,805)
Foreign exchange gains on hedged long-term debt (8)	345,860	271,226
Reclassification of hedge losses from other comprehensive income (7)	(345,860)	(271,226)
Accumulated other comprehensive loss	(117,176)	(101,940)
Cumulative translation adjustment	(330)	(365)

Shareholders’ equity using US GAAP	1,584,225	1,379,083

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive loss is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	August 31, 2006	August 31, 2005
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	330	365
Unrealized gains on investments (6)	—	29,729
Fair value of derivatives (7)	(103,114)	(114,794)
Minimum liability for pension plan (10)	(14,392)	(17,240)

	(117,176)	(101,940)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.

(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $79,902 as at August 31, 2006. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
8. PENSION PLAN
The total benefit costs expensed under the Company’s defined benefit pension were $3,425 (2005 - $2,311), and $13,700 (2005 — $9,244) for the quarter and year ended August 31, 2006 respectively.
9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $37,724 (August 31, 2005 — $25,111) and a foreign currency forward contract liability of nil (August 31, 2005 — $15,695).